210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Opening of Enrollment in U.S. Phase I Colorectal Cancer Study

CALGARY, AB, --- January 10, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that a U.S. Phase I study of REOLYSIN® in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022) is now open to enrollment. The principal investigator is Dr. Sanjay Goel of the Montefiore Medical Center at The Albert Einstein College of Medicine in New York.

“We continue to advance REOLYSIN into clinical testing in new indications where we believe the product may have sound clinical and commercial potential,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are focusing our clinical program increasingly to look at patients with Kras mutant cancers by either pre-screening patients for Kras status, as in the case of this study and the Phase II trial we are running in non-small cell lung cancer (REO 016), or by selecting indications with widespread Kras involvement, such as our ongoing Phase II study in advanced pancreatic cancer (REO 017).”

The trial is a Phase I dose escalation study with three dose levels, comprising cohorts of three to six patients, to determine a maximum tolerated dose and dose-limiting toxicities with the combination of REOLYSIN and FOLFIRI. FOLFIRI will be administered on the first day of a two week (14-day) cycle, while REOLYSIN will be administered on days one through five of a four week (28-day) cycle.

Eligible patients include those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease. They must have progressed on or within 190 days after last dose of oxaliplatin regimen as front-line therapy in the metastatic setting or be intolerant to oxaliplatin. The study is expected to enroll 12 to 20 patients.

The rationale for conducting the study is based on signals of efficacy seen in a range of preclinical and clinical work with REOLYSIN. This includes a National Cancer Institute screen of seven colorectal cancer cell lines (four with ras mutations), all of which were susceptible to REOLYSIN; preclinical research into the efficacy of REOLYSIN in combination with various chemotherapeutic agents in colorectal cancer cell lines; observation of CEA responses and stable disease in colorectal patients in a phase I study of REOLYSIN as a monotherapy; and interim results from a translational study with REOLYSIN as a monotherapy that is currently ongoing, which showed evidence of viral replication and tumour cell death in four of six patients with metastatic colorectal cancer analyzed to date, two of which had confirmed Kras mutations in codon 12.

About Colorectal Cancer
The American Cancer Society estimates that nearly 143,000 Americans were diagnosed with colorectal cancer and an estimated 51,370 died from the disease in 2010. The prognosis for patients diagnosed with colorectal cancer at the localized stage is good with a five-year survival rate of 91%, however only about 39% of cases are diagnosed at this stage; five-year survival rates drop to 70% with the spread to adjacent organs or lymph nodes and 11% for distant metastases. Colorectal cancer is the third leading cause of cancer death among both men and women in the United States.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. REOLYSIN preferentially replicates in cancer cells that have an activated RAS pathway. Approximately two thirds of all cancers have an activated RAS pathway, including most metastatic disease. A large number of mutations, including mutations in EGFR, Her2 or Kras along the RAS pathway lead to RAS pathway activation. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase I dose escalation study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com